                                                                    Exhibit 99.1

NEWS RELEASE

For further information contact:

Kerry J. Chauvin                                         Joseph "Duke" Gallagher
Chief Executive Officer                                  Chief Financial Officer
(504) 872-2100                                           (504) 872-2100
--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE
THURSDAY, FEBRUARY 4, 1999



                         GULF ISLAND FABRICATION, INC.
                        REPORTS FOURTH QUARTER EARNINGS




     Houma, LA - Gulf Island Fabrication, Inc. (NASDAQ: GIFI) today reported pro forma net income of $4.1 million ($.35 diluted EPS) on revenue of $43.0 million for its fourth quarter ended December 31, 1998, compared to pro forma net income of $3.0 million ($.25 diluted EPS) on revenue of $34.8 million for the fourth quarter ended December 31, 1997. Pro forma net income for the twelve months ended December 31, 1998 was $18.8 million ($1.61 diluted EPS) on revenue of $192.4 million, compared to pro forma net income of $12.2 million ($1.14 diluted EPS) on revenue of $136.4 million for the twelve months ended December 31, 1997.

     Pro forma net income gives effect to federal and state income taxes as if the company had been a C Corporation for tax purposes during all the periods presented. Pro forma net income excludes the non-recurring charge of $1.1 million to record the cumulative deferred income tax provision upon the election on April 4, 1997 to convert from S Corporation status to C Corporation status. On October 6, 1997 the Company's Board of Directors authorized a two-for-one stock split effected in the form of a stock dividend that was distributed on October 28, 1997 to shareholders of record on October 21, 1997. All share and per share data presented reflects the stock split. At December 31, 1998, the company had a revenue backlog of $67.3 million and a labor backlog of approximately 1.1 million man-hours remaining to work.

     Gulf Island Fabrication, Inc., based in Houma, Louisiana, is a leading fabricator of offshore drilling and production platforms and other specialized structures used in the development and production of offshore oil and gas reserves. The Company also offers offshore interconnect pipe hook-up, inshore marine construction, and steel warehousing and sales. With the acquisition of Southport, Inc., effective January 1, 1998, the Company also provides the fabrication of living quarters for offshore platforms for the oil and gas industry.

                                                                  Exhibit 99.1.a

                         GULF ISLAND FABRICATION, INC.
                 CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                     (in thousands, except per share data)

                                                            Three Months Ended          Twelve Months Ended
                                                               December 31,                 December 31,
                                                            --------------------        ---------------------
                                                              1998        1997            1998         1997
                                                             -------     -------        --------     --------
Revenue                                                      $42,951     $34,799        $192,372     $136,355
Cost of revenue                                               34,813      28,751         156,326      112,033
                                                             -------     -------        --------     --------
Gross profit                                                   8,138       6,048          36,046       24,322
General and administrative expenses                            1,491       1,408           6,023        4,670
                                                             -------     -------        --------     --------
Operating income                                               6,647       4,640          30,023       19,652
Other expense (income):
Interest expense                                                  21          24              93          348
Interest income                                                  (82)       (127)           (261)        (239)
                                                             -------     -------        --------     --------
                                                                 (61)       (103)           (168)         109
                                                             -------     -------        --------     --------
Income before income taxes                                     6,708       4,743          30,191       19,543
Income taxes                                                   2,572       1,763          11,359        5,973
Cumulative deferred tax provision(1)                               -           -               -        1,144
                                                             -------     -------        --------     --------
Net income                                                   $ 4,136     $ 2,980        $ 18,832     $ 12,426
                                                             =======     =======        ========     ========

Pro forma data: (2)
Income before income taxes                                   $ 6,708     $ 4,743        $ 30,191     $ 19,543
Income taxes                                                   2,572       1,763          11,359        5,973
Pro forma income taxes
related to operations as S Corporation                             -           -               -        1,379
                                                             -------     -------        --------     --------
Pro forma net income                                         $ 4,136     $ 2,980        $ 18,832     $ 12,191
                                                             =======     =======        ========     ========
Pro forma per share data:
Pro forma basic earnings per share (3)                         $0.36       $0.26           $1.62        $1.15
                                                             =======     =======        ========     ========
Pro forma diluted earnings per share (3) (4)                   $0.35       $0.25           $1.61        $1.14
                                                             =======     =======        ========     ========
Weighted-average shares (3)                                   11,638      11,600          11,630       10,633
                                                             =======     =======        ========     ========
Adjusted weighted-average shares (3) (4)                      11,677      11,739          11,703       10,700
                                                             =======     =======        ========     ========
Depreciation and amortization
included in expense above                                    $ 1,082     $   828        $  4,172     $  2,932
                                                             =======     =======        ========     ========

(1) Cumulative deferred tax provision charged upon election on April 4, 1997 to convert from an S Corporation status to a C Corporation Status.

(2) Pro forma information gives effect to federal and state income taxes as if the Company had been a C Corporation for tax purposes during all periods presented.

(3) Includes the initial public offering completed on April 9, 1997 and retroactively restates the two-for-one stock split effective October 28, 1997.

(4) The calculation of diluted earnings per share assumes that all stock options are exercised and that the assumed proceeds are used to purchase shares at the average market price for the period.